FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 22, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

KNIGHT RESOURCES LTD.

December 22, 2004
Number: 012-04

$200,000 PRIVATE PLACEMENT

VANCOUVER (December 22, 2004) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., announces that the Company has negotiated a non-brokered private placement in the amount of $200,000. These funds will be raised by the Company issuing a total of 800,000 flow through shares at a price of $0.25 per share.

The funds raised by way of this private placement will be used for the Company's 2005 exploration program on the West Raglan Project. The preliminary budget for the 2005 exploration program is $5,000,000.

The private placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

David Patterson
Chief Executive Officer

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE